

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 9, 2017

Via Email
Jennifer Idell
Chief Financial Officer
CenterState Banks, Inc.
1101 First Street South, Suite 202
Winter Haven, FL 33880

> **Re: CenterState Banks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 000-32017**

Dear Ms. Idell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services